Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Filer’s Commission File Number: 001-36239

Date: May 31, 2022

PotlatchDeltic Corporation (“PotlatchDeltic”) issued the following to employees relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among PotlatchDeltic, Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.

May 31, 2022 — Employee Q and A

PotlatchDeltic and CatchMark to combine in an all-stock merger

We recognize that an announcement of this nature raises questions and there are many questions that cannot be answered today. The following Q&A provides additional details regarding our announced merger with CatchMark. As we move through the merger process, we will continue to update you on our progress and provide more clarity.

Q: Who is CatchMark?

A: CatchMark is a publicly traded timber REIT focused on the investment, ownership, and management of timberland. The company was incorporated in 2005 and began operating as a private REIT, Wells Timberland REIT, in 2007. In 2013, the company became a publicly traded REIT, CatchMark Timber Trust. The company owns approximately 350,000 acres of timberland in Georgia, South Carolina, and Alabama and is headquartered in Atlanta, Georgia. CatchMark stock is listed on the New York Stock Exchange under the symbol CTT.

Q: What does “an all-stock transaction” mean?

A. An “all-stock transaction” means that CatchMark stockholders will exchange their shares in the company for PotlatchDeltic shares, rather than exchange them for cash. PotlatchDeltic will issue its shares to complete the merger at an exchange ratio of 0.23 PotlatchDeltic shares for each CatchMark share. This transaction structure provides stockholders of both companies the ability to participate in the significant upside potential of this combination.

Q: Is this combining of companies a merger or is one company buying the other company?

A: This transaction is structured as a merger whereby CatchMark will become a wholly owned subsidiary of PotlatchDeltic and each CatchMark stockholder will become a stockholder in PotlatchDeltic. PotlatchDeltic will be the surviving entity and there will be no change in the control of our company. Upon completion of the transaction, Eric Cremers will continue to serve as President and CEO. The Board of Directors of the combined company will consist of nine Directors from PotlatchDeltic and one Director from CatchMark.

Q: What is the rationale for the decision to merge these two companies?

A: We have been looking for opportunities to grow our company in ways that will increase stockholder value and ensure our long-term success. This transaction is an exciting opportunity for us to grow with high-quality timberlands in some of the strongest wood baskets in the U.S. South. The combined company will have a strong platform for continued growth and success, including an enterprise value of over $5 billion, a more geographically diversified timberland and customer base, and new opportunities for rural real estate sales.

Q: When will the transaction be complete?

A: The transaction is expected to close in the second half of 2022 following CatchMark stockholder approval and satisfaction of customary closing conditions.

Q: Where will the company be headquartered?

A: Although the combined company will continue to be headquartered in Spokane, Washington, the combined size of the new company will require us to maintain a regional office in Atlanta as well as add timberland offices in southwest Georgia and central South Carolina. We will continue to provide updates on these offices as we learn more.

Q: Will the PotlatchDeltic name or logo change?

A: There will not be a change to the PotlatchDeltic name or our logo as a result of the merger.

Q: What can we expect to happen over the next several months until the transaction closes?

A. Until the transaction closes, PotlatchDeltic and CatchMark will continue to operate as separate, independent companies. Operations will remain business as usual at both organizations. As is customary in transactions like this, select teams will begin working on integration planning. But for most employees, there should be no impact on your day-to-day work.

Q: What is changing for PotlatchDeltic employees?

A: We expect any changes for existing PotlatchDeltic employees will be limited and there will be no changes until the merger is complete. We are counting on each of you to remain focused on doing what we do best – delivering high quality products and services to our customers.

Q. Will there be changes to my job?

A. Integration teams will work together to help ensure a seamless transition for all employees and part of that work will be to establish the appropriate organizational structure for the new company. We expect any overlap to be limited, and all of CatchMark’s approximately 20 employees will be considered for roles in the combined company. Our goal is to complete the staffing process in a way that is fair and treats everyone with respect.

Q: Will the combined company retain PotlatchDeltic pay and benefits?

A: The HR team is working on making sure we have a seamless payroll and benefits transition process as well as a meaningful orientation plan for new employees. The transition to PotlatchDeltic compensation and benefit plans is expected to occur during 2023.

Q: Can I reach out to the people I know at CatchMark to talk about the transaction?

A: Until the transaction closes, PotlatchDeltic and CatchMark will continue to operate separately. This means you must interact with CatchMark employees only as you normally would with any other competitor. Any conversations outside the normal course of business must be cleared by our Law Department.

Q: What does this announcement mean for customers?

A: This announcement will have no impact on the way we do business with our customers, and we will continue to deliver the high-quality products and services that our customers have come to expect from PotlatchDeltic. In fact, we believe that this transaction will expand our customer base.

Q: What can I say to customers, contractors, and suppliers about this transaction?

A: We will be contacting companies with whom we have business relationships to inform them about this exciting announcement – in person, via calls and/or formal letters. Each senior management team leader will manage that process within their organization.

Employees should refer any inquiries to our website for detailed information about the announcements.

Q: Who can I contact if I have more questions?

A: If you have any questions, please do not hesitate to reach out to your supervisor or HR representative.

Q: What should I do if I get a call from the media or a community leader?

A: If you receive a call from the media, please ask them to call Anna Torma at 509-835-1558. If the call is from a community leader, please direct them to our website. If they have additional questions, please direct them to Anna Torma.

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

Participants in the Solicitation

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s, CatchMark’s or their respective management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to PotlatchDeltic’s or CatchMark’s business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s and CatchMark’s reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.